UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 03 )*

MIMEDX GROUP, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

602496101

(CUSIP Number)

Michael J. Senken,  MiMedx Group, Inc.  60 Chastain Center Boulevard, Suite 60  Kennesaw,  Georgia  30144  Phone : (678) 384-6720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PETIT PARKER H

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,322,522 (1)

	8	SHARED VOTING POWER
150,000 (2)

	9	SOLE DISPOSITIVE POWER
11,322,522 (1)

	10	SHARED DISPOSITIVE POWER
150,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,472,522 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4 (3)%

14	TYPE OF REPORTING PERSON
IN

(1) Includes 5,010,020 shares of Common Stock and currently exercisable warrants to purchase 400,000 shares of Common Stock owned by Mr. Petit. Also includes 975,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by each of Cox Road Partners, LLLP, Cox Road Partners II LLLP, and Petit Investments II, L.L.L.P, limited liability limited partnerships over which Mr. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner. Also includes 150,000 shares of Common Stock held by the Parker H. Petit Grantor Trust over which Mr. Petit serves as the trustee. Also includes 1,862,502 shares subject to options owned by Mr. Petit which are exercisable within the next 60 days. Does not include 1,274,999 shares subject to stock options owned by Mr. Petit which will become exercisable after 60 days.
(2) Includes 150,000 shares of Common Stock held by Petit Investments, LP, a limited partnership where Mr. Petit serves as General Partner and Limited Partner and possesses shared voting and investment control.
(3) Based on 92,556,775 shares of Common Stock, which is comprised of 89,319,273 shares outstanding as of January 23, 2013; 1,862,502 shares of Common Stock subject to options; 1,375,000 shares of Common Stock subject to warrants; all deemed to be beneficially owned by Mr. Petit pursuant to Exchange Act Rule 13d-3, as of the date hereof.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parker H. Petit Grantor Trust 58-6315029

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
150,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
150,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2 (2)%

14	TYPE OF REPORTING PERSON
IN

(1) Includes 150,000 shares of Common Stock held by the Parker H. Petit Grantor Trust, over which Parker H. Petit serves as trustee and possesses sole voting and investment control.
(2) Based on 89,319,273 shares of Common Stock outstanding as of January 23, 2013.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petit Investments, LP 58-2186289

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
150,000 (1)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
150, 000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2 (2)%

14	TYPE OF REPORTING PERSON
PN

(1) Includes 150,000 shares of Common Stock held by Petit Investment, LP, a limited partnership over which Parker H. Petit possesses shared voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 89,319,273 shares of Common Stock outstanding as of January 23, 2013.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cox Road Partners, LLLP 20-4814118

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,300,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,300,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5 (2)%

14	TYPE OF REPORTING PERSON
PN

(1) Includes 975,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by Cox Road Partners, LLLP, a limited liability limited partnership over which Parker H. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 89,319,273 shares of Common Stock outstanding as of January 23, 2013, plus 325,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Cox Road Partners, LLLP pursuant to Exchange Act Rule 13d-3, as of the date hereof.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cox Road Partners II, LLLP 26-2493136

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,300,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,300,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5 (2)%

14	TYPE OF REPORTING PERSON
PN

(1) Includes 975,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by Cox Road Partners II, LLLP, a limited liability limited partnership over which Parker H. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 89,319,273 shares of Common Stock outstanding as of January 23, 2013, plus 325,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Cox Road Partners II, LLLP pursuant to Exchange Act Rule 13d-3, as of the date hereof.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petit Investments, L.L.L.P. 58-2530301

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,300,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,300,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1, 300,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5 (2)%

14	TYPE OF REPORTING PERSON
PN

(1) Includes 975,000 shares of Common Stock and currently exercisable warrants to purchase 325,000 shares of Common Stock held by Petit Investments II, L.L.L.P., a limited liability limited partnership over which Parker H. Petit possesses sole voting and investment control and for which Mr. Petit serves as General Partner.
(2) Based on 89,319,273 shares of Common Stock outstanding as of January 23, 2013, plus 325,000 shares of Common Stock subject to warrants deemed to be beneficially owned by Petit Investments II, L.L.L.P. pursuant to Exchange Act Rule 13d-3, as of the date hereof.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of MiMedx Group, Inc., a Florida corporation (“MiMedx” or the “Issuer”). The Issuer’s business address is 60 Chastain Center Blvd., Suite 60, Kennesaw, GA 30144.

Item 2.	Identity and Background

(a)
(a)-(c) This Amendment No. 3 to Schedule 13D is being filed by Parker H. Petit, a Georgia resident, individually, and in his capacity as General Manager of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P. Mr. Petit serves as Chairman of the Board and Chief Executive Officer of the Issuer. This amendment No. 3 amends and restates the following items of the Schedule 13D filed by such persons on March 6, 2009 and amended by Amendment No. 1 to the Schedule 13D filed on June 4, 2009 and Amendment No. 2 to the Schedule 13D filed on January 13, 2010 (as amended, the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.
This Amendment No. 3 to Schedule 13D is being filed jointly by Mr. Petit and Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P., (the “Partnerships”), the Parker H. Petit Grantor Trust (the “Trust”) and Petit Investments LP. Each of the Partnerships’ principal occupation is investing in securities and their business address is 1850 Parkway Place, Suite 1200, Marietta, Georgia 30067. Mr. Petit, the Partnerships, the Trust and Petit Investments LP are hereinafter referred to as the “Reporting Persons.” The business address of the Trust is 300 Colonial Center Parkway, Ste. 130, Roswell, Georgia 30076 and was established for estate planning purposes. The business address of Petit Investments, LP is 1850 Parkway Place, Suite 1200, Marietta Georgia 30067 and its principal occupation is investing in securities.

(b)
This Amendment No. 3 to Schedule 13D is being filed jointly by Mr. Petit and Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P., (the “Partnerships”), the Parker H. Petit Grantor Trust (the “Trust”) and Petit Investments LP. Each of the Partnerships’ principal occupation is investing in securities and their business address is 1850 Parkway Place, Suite 1200, Marietta, Georgia 30067. Mr. Petit, the Partnerships, the Trust and Petit Investments LP are hereinafter referred to as the “Reporting Persons.” The business address of the Trust is 300 Colonial Center Parkway, Ste. 130, Roswell, Georgia 30076 and was established for estate planning purposes. The business address of Petit Investments, LP is 1850 Parkway Place, Suite 1200, Marietta Georgia 30067 and its principal occupation is investing in securities.

(c)
Parker H. Petit, a Georgia resident, individually, and in his capacity as General Manager of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P. Mr. Petit serves as Chairman of the Board and Chief Executive Officer of the Issuer.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Petit is a citizen of the United States. The Trust, Petit Investments LP, and the Partnerships were formed under the laws of the State of Georgia.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration for previous acquisitions of shares was reported in the Schedule 13D as filed on March 6, 2009 and amended by Amendment No. 1 to the Schedule 13D filed on June 18, 2009 and Amendment No. 2 to the Schedule 13D filed on January 13, 2010.
The shares reported in Item 5(c) as having been acquired by Mr. Petit, were acquired using personal funds of Mr. Petit.
The warrants reported in Item 5(c) were acquired in conjunction with advances made by Mr. Petit to the Issuer under certain convertible loans and in connection with his participation in certain private placements of the Issuer.
The options reported in Item 5(c) Mr. Petit were granted by the Issuer’s Board of Directors as compensation for Mr. Petit’s services as Chairman of the Board and Chief Executive Officer.

Item 4.	Purpose of Transaction

The acquisitions of the Common Stock were undertaken by the Reporting Persons for investment purposes, except the award of stock options, which were made by the Issuer’s Board of Directors for compensation purposes and the issuance of warrants in conjunction with advances under convertible loans which were made by the Board of Directors as an inducement to fund working capital. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. In addition, Mr. Petit will influence the affairs of the Issuer in his capacity as the Chairman of the Board and Chief Executive Officer of the Issuer. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation:

(a)	the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present Board of Directors or management of the Issuer;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)
any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons is 11,472,522. Of these, (i) 975,000 shares and warrants to purchase 325,000 shares are held by each of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P., limited liability limited partnerships, as to which Mr. Petit has sole voting and investment power, and (ii) 1,862,502 shares are options, exercisable within 60 days, beneficially owned by Mr. Petit. The number does not include 1,274,999 shares representing options that are exercisable after 60 days. Additionally, Mr. Petit owns 5,010,020 shares of Common Stock and 400,000 currently exercisable warrants. The Trust owns 150,000 shares of Common Stock and Petit Investments LP owns 150,000 shares of Common Stock.

(b)
Of these, (i) 975,000 shares and warrants to purchase 325,000 shares are held by each of Cox Road Partners, LLLP, Cox Road Partners II, LLLP, and Petit Investments II, L.L.L.P., limited liability limited partnerships, as to which Mr. Petit has sole voting and investment power, and (ii) 1,862,502 shares are options, exercisable within 60 days, beneficially owned by Mr. Petit. The number does not include 1,274,999 shares representing options that are exercisable after 60 days. Additionally, Mr. Petit owns 5,010,020 shares of Common Stock and 400,000 currently exercisable warrants. The Trust owns 150,000 shares of Common Stock and Petit Investments LP owns 150,000 shares of Common Stock.

(c)
3% Convertible Senior Secured Promissory Notes
In April 2009, the Issuer commenced a private placement to sell 3% convertible senior secured promissory notes (the “Senior Notes”) to accredited investors. The Issuer completed the offering on June 17, 2009 and issued $250,000 of Senior Notes sold to Mr. Petit. The Notes were convertible into shares of Common Stock at $0.50 per share under certain circumstances. In March 2010, the Senior Notes were converted, pursuant to which Mr. Petit received 514,703 shares of Common Stock resulting from the $250,000 in principal and $7,352 in accrued interest.

October 2009 Private Placement

In October 2009, the Issuer commenced a private placement (the “October 2009 Private Placement”) to sell Common Stock and warrants. Under the terms of the offering, for every two shares of Common Stock purchased, the holder received a five-year warrant to purchase one share of Common Stock at an exercise price of $1.50 per share.

In April 2010, the Company offered investors in the October 2009 Private Placement a discount to their existing $1.50 warrant exercise price to $1.00 if they exercised their warrants to purchase Common Stock for cash by May 1, 2010. As a result of this offer, Mr. Petit exercised 833,000 warrants at an exercise price of $1.00 per share and received 833,000 shares of Common Stock.

October 2010 Private Placement

In October 2010, the Issuer commenced a private placement (the “October 2010 Private Placement”) to sell Common Stock and warrants. Under the terms of the offering, for every two shares of Common Stock purchased, the holder received a five-year warrant to purchase one share of Common Stock at an exercise price of $1.50 per share. The warrant was callable by the Issuer at any time if the closing sale price of the Common Stock exceeded $1.75 for 15 or more consecutive trading days. The Issuer can redeem the callable warrant at a price of $0.01 per share if the holder elects not to exercise the warrant.

Contingent warrants also were issued to each investor in the October 2010 Private Placement. The first contingent warrant to purchase 25% of the number of shares of Common Stock purchased in the offering, at an exercise price of $0.01 per share, was only to become exercisable if the Issuer’s Gross Revenues as reported in the Issuer’s Audited Financial Statements for the year ended December 31, 2011, did not equal or exceed $11,500,000 and further the warrant was to become null and void in the event that prior to issuance of such Audited Financial Statements the closing trading price of the Common Stock was at least $1.50 per share for ten or more consecutive trading days. These contingent warrants vested in March 2012.

A second contingent warrant to purchase 25% of the number of shares of Common Stock purchased in the offering, at an exercise price of $0.01 per share, was only exercisable if the Issuer’s Gross Revenues as reported in the Issuer’s Audited Financial Statements for the year ended December 31, 2012, did not equal or exceed $31,150,000 and further the warrant was to become null and void in the event that prior to issuance of such Audited Financial Statements the closing trading price of the Common Stock was at least $1.75 per share for ten or more consecutive trading days. The second contingent warrants became null and void in July 2012.

Through September 30, 2011, Mr. Petit purchased 600,000 shares of Common Stock and received 300,000 warrants for total consideration of $600,000 under the terms of the October 2010 Private Placement. He was also issued 150,000 first contingent warrants, which vested in March 2012. He also received 150,000 second contingent warrants, which became null and void in July 2012.
In March 2012, Mr. Petit exercised his first contingent warrants at an exercise price of $0.01 per share and received 150,000 shares of Common Stock. In July 2012, the Issuer exercised its right to call the callable warrants. Mr. Petit elected to exercise his callable warrants by paying the exercise price of $450,000 and received 300,000 shares of Common Stock pursuant to the exercise.

October 2010 Bridge Financing

In October 2010, Mr. Petit provided bridge financing to the Issuer pending the closing of sales of securities in the October 2010 Private Placement. Mr. Petit advanced the Issuer $150,000 through a subscription agreement (“Subscription Agreement”) and, in connection therewith, was issued a 5% convertible promissory note (“Note”) and a warrant to purchase Common Stock, which expires in [October 2013]. The Note was convertible into Common Stock and warrants on the same terms as were offered to investors in the October 2010 Private Placement. In November 2010, Mr. Petit advanced an additional $250,000 under the same terms.

In connection with the Subscription Agreement and the Note, the Issuer issued to Mr. Petit one warrant for the number of shares of Common Stock computed by dividing the aggregate amount of the advances by the conversion price of $1.00, resulting in the issuance of 400,000 warrants to Mr. Petit.

In December 2010, Mr. Petit agreed to extend the term of his Note until February 28, 2011, at which time the Note was repaid and the proceeds invested in the October 2010 Private Placement. As a result of the election to invest in the private placement, Mr. Petit received 406,664 shares of Common Stock representing the original Note principal of $400,000 and accrued interest of $6,664, 203,332 callable warrants which were subsequently exercised in August 2012 and 101,666 contingent warrants exercised in March 2012.

Line of Credit Note
On March 31, 2011, the Issuer and Mr. Petit entered into a subscription agreement for a 5% convertible senior secured promissory note and, in connection therewith, the Issuer agreed to issue a 5% convertible senior secured promissory note (“Line of Credit Note”) in the amount borrowed by the Issuer, and certain contingent warrants to purchase Common Stock. The first borrowing in the amount of $800,000 occurred on March 31, 2011, resulting in the issuance of 400,000 contingent warrants at an exercise price of $0.01 per warrant. Additional borrowings in the amount of $500,000 were drawn during the three months ended June 30, 2011, resulting in the issuance of 250,000 contingent warrants at an exercise price of $0.01 per warrant.

At Mr. Petit’s option, the Line of Credit Note is convertible into the number of shares of Common Stock of the Issuer equal to the quotient of the outstanding principal amount and accrued interest of the Note as of the date of such election divided by $1.00 per share.

With each advance under the Line of Credit Note, the Issuer was obligated to issue contingent warrants. Upon borrowing under the Line of Credit Note, the Issuer was required to issue to Mr. Petit a warrant to purchase 25% of the shares of Common Stock that would be issuable upon conversion of the outstanding principal balance of the Line of Credit Note immediately after borrowing, less the aggregate number of shares of Common Stock subject to all first contingent warrants previously issued to Mr. Petit, at an exercise price of $0.01 per share. On February 28, 2012, 325,000 first contingent warrants vested to Mr. Petit with an exercise price of $0.01 per share. Mr. Petit exercised these warrants in March 2012.
Upon borrowing under the Line of Credit Note, the Issuer was required to issue to Mr. Petit an additional warrant to purchase 25% of the shares of Common Stock that would be issuable upon conversion of the outstanding principal balance of the Line of Credit Note immediately after borrowing, less the aggregate number of shares of Common Stock subject to all second contingent warrants previously issued Mr. Petit, at an exercise price of $0.01 per share. On July 3, 2012, the second contingent warrants became null and void.
In December 2012 Mr. Petit elected to convert the Line of Credit Note at a conversion rate of $1.00 per share. As a result of the election, Mr. Petit received 1,403,633 shares of Common Stock representing the principal amount of $1,300,000 and accrued interest of $103,633.

Senior Secured Promissory Notes

In December 2011, Mr. Petit participated in the Issuer’s private placement of 5% convertible senior secured promissory notes (the “Notes”), conversion warrants, first contingent warrants and second contingent warrants. Mr. Petit purchased Notes in an aggregate principal amount of $500,000 based upon his commitment to lend the Issuer up to $1,500,000 to the extent other lenders did not subscribe to the Issuer’s offering of Notes. The Notes purchased by Mr. Petit are convertible into 500,000 shares of Common Stock at $1.00 per share at any time prior to maturity upon Mr. Petit’s election. The Notes bear interest at 5% per annum payable in cash on a quarterly basis, with all unpaid interest being due and payable upon maturity. At the holder’s election, unpaid interest is convertible into shares of Common Stock at $1.00 per share. Mr. Petit elected to convert the note at a conversion rate of $1.00 per share on January 14, 2013.
Mr. Petit also received a conversion warrant to purchase that number of shares of Common Stock equal to the number of shares of Common Stock that would be issuable upon the conversion of the principal of Mr. Petit’s Notes at a conversion price of $1.00 per share, provided that such conversion warrants are only exercisable for the number of shares of Common Stock that would have been issued upon conversion of any portion of the principal of the Notes that is, in fact, prepaid prior to the maturity date. The conversion warrants will expire on December 31, 2013.
In addition, Mr. Petit also received a first contingent warrant to purchase 125,000 shares of Common Stock at an exercise price of $0.01 per share provided that the Issuer’s gross revenues did not equal or exceed $11,500,000 for the year ended December 31, 2011, which he exercised in 2012. Mr. Petit further received a second contingent warrant which by the terms and conditions of such warrant was rendered null and void since the closing trading price of the Issuer’s Common Stock traded at or above $1.75 for 15 consecutive trading days.
Mr. Petit received 532,260 shares of Common Stock representing the principal amount of $500,000 and accrued interest of $32,260.

Options
Since the filing of Amendment No. 2 to the Schedule 13D, Mr. Petit has been granted an aggregate of 2,350,000 options, which have exercise prices ranging from $1.05 to $2.94 per share, by the Issuer’s Board of Directors, as compensation for his services as Chairman of the Board and Chief Executive Officer. In October 2011, Mr. Petit exercised 275,500 options at an exercise price of $0.73 and 187,500 options at an exercise price of $0.50.
Gifts
Mr. Petit has made gifts of an aggregate of 2,630,290 shares of Common Stock in October and December 2012.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
March, 2010 April, 2010 February, 2011 September, 2011 October, 2011 October, 2011 March, 2012 March, 2012 March, 2012 July, 2012 August, 2012 December, 2012 January, 2013	514,703 833,333 406,664 600,000 275,500 187,500 101,666 325,000 150,000 300,000 203,332 1,403,633 532,260	$0.50 $1.00 $1.00 $1.00 $0.73 $0.50 $0.01 $0.01 $0.01 $1.50 $1.50 $1.00 $1.00

table above does not include 2,630,290 shares gifted in 2012.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 through 5 of this Schedule 13D is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1. Amended Joint Filing Agreement dated January 12, 2010, by and between the Reporting Persons (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on January 13, 2010)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2013	By:	/s/ Parker H. Petit, Individually

Trustee

January 23, 2013	By:	/s/ Parker H. Petit Grantor Trust
Parker H. Petit

General Partner

January 23, 2013	By:	/s/ Petit Investments, LP
Parker H. Petit

General Partner

January 23, 2013	By:	/s/ Cox Road Partners, LLLP
Parker H. Petit

General Partner

January 23, 2013	By:	/s/ Cox Road Partners II, LLLP
Parker H. Petit

General Partner

January 23, 2013	By:	/s/ Petit Investments II, LLLP
Parker H. Petit

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)